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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                 --------------------------------------------

                                 SCHEDULE 13G


            INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                               (AMENDMENT NO. )



                       CONSOLIDATED CIGAR HOLDINGS INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)



                Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                   20902E106
--------------------------------------------------------------------------------
                                (CUSIP Number)












                       (CONTINUED ON FOLLOWING PAGE(S))


                                  Page 1 of 7




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CUSIP NO. 20902E106                                                 Page 2 of 7




1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                           MAFCO HOLDINGS INC.

2.       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                (a)  [ ]
                                                                       (b)  [ ]

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OR ORGANIZATION

                                            DELAWARE

NUMBER                     5.       SOLE VOTING POWER

OF SHARES                                   -0-

BENEFICIALLY               6.       SHARED VOTING POWER

                                            24,600,000 Shares of Class A
                                            Common Stock (represents
                                            24,600,000 shares of Class B
                                            Common Stock convertible at any
                                            time into an equal number of
                                            shares of Class A Common Stock)
OWNED BY
                           7.       SOLE DISPOSITIVE POWER
EACH
                                            -0-
REPORTING
                           8.       SHARED DISPOSITIVE POWER
PERSON WITH
                                            24,600,000 Shares of Class A
                                            Common Stock

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            24,600,000 Shares of Class A
                                            Common Stock

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                             [ ]


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  80.2% of aggregate Class A Common Stock and Class B Common Stock outstanding

12.      TYPE OF REPORTING PERSON

                                            CO


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CUSIP NO. 20902E106                                                 Page 3 of 7




1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                           MAFCO CONSOLIDATED GROUP INC.

2.       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP               (a)  [ ]
                                                                      (b)  [ ]

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OR ORGANIZATION

                                            DELAWARE

NUMBER                     5.       SOLE VOTING POWER

OF SHARES                                   -0-

BENEFICIALLY               6.       SHARED VOTING POWER

                                            24,600,000 Shares of Class A
                                            Common Stock (represents
                                            24,600,000 shares of Class B
                                            Common Stock convertible at any
                                            time into an equal number of
                                            shares of Class A Common Stock)
OWNED BY
                           7.       SOLE DISPOSITIVE POWER
EACH
                                            -0-
REPORTING
                           8.       SHARED DISPOSITIVE POWER
PERSON WITH
                                            24,600,000 Shares of Class A
                                            Common Stock

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            24,600,000 Shares of Class A
                                            Common Stock

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                            [ ]


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                           80.2% of aggregate Class A Common Stock and Class B Common Stock outstanding

12.      TYPE OF REPORTING PERSON

                                            CO


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CUSIP NO. 20902E106                                                Page 4 of 7



Item 1(a):                 Name of Issuer.

                           CONSOLIDATED CIGAR HOLDINGS INC. (the "Company")

Item 1(b):                 Address of Issuer's Principal Executive Offices.

                           5900 North Andrews Avenue
                           Fort Lauderdale, Florida  33309

Item 2(a):                 Name of Persons Filing.

                           Mafco Consolidated Group Inc. ("Mafco
                           Consolidated") is an 85% owned indirect subsidiary of Mafco Holdings Inc. ("Mafco Holdings"). All of the capital stock of Mafco Holdings is owned by Ronald O. Perelman.


Item 2(b):                 Address of Principal Business Office.

                           The principal business offices of Mafco
                           Consolidated and Mafco Holdings are located at 35 East 62nd Street, New York, New York 10021.

Item 2(c):                 Citizenship.

                           Mafco Consolidated and Mafco Holdings each are Delaware corporations.


Item 2(d):                 Title of Class of Securities.

                           Class A Common Stock, par value $.01 per share.


Item 2(e):                 CUSIP Number.

                           20902E106

Item 3:                    Not Applicable








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CUSIP NO. 20902E106                                                 Page 5 of 7



Item 4:                    Ownership.

                           Mafco Consolidated owns directly 24,600,000 shares of Class B Common Stock, which represent 100% of the total number of shares of Class B Common Stock outstanding on December 31, 1996. Shares of Class B Common Stock are convertible at any time into an equal number of shares of Class A Common Stock. Mafco Holdings owns approximately 85% of the outstanding shares of common stock of Mafco Consolidated and may be deemed to beneficially own the shares owned by Mafco Consolidated. Ronald O. Perelman owns all of the capital stock of Mafco Holdings.

                           (a)  Amount Beneficially Owned:

                                    24,600,000 Shares of Class A Common Stock, as described above.

                           (b)  Percent of Class:

                                    Approximately 80.2% of Class A Common
                                    Stock based upon an aggregate of 6,075,000 shares of Class A Common Stock and 24,600,000 shares of Class B Common Stock outstanding on December 31, 1996. Shares of Class A Common Stock have one vote per share. Shares of Class B Common Stock have ten votes per share. Accordingly, ownership of such 24,600,000 shares of Class B Common Stock possesses 97.6% of the common stock voting power.

                           (c) Number of shares as to which such person has:

                                    (i)   Sole power to vote or to direct
                                            the vote........................ -0-

                                    (ii)  Shared power to vote or to direct
                                            the vote .................24,600,000

                                    (iii) Sole power to dispose or to direct
                                            the disposition of...............-0-

                                    (iv)  Shared power to dispose or to direct
                                            the disposition of........24,600,000

Item 5:           Owner of Five Percent or Less of a Class.

                           Not Applicable




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CUSIP NO. 20902E106                                                 Page 6 of 7



Item 6:           Ownership of More than Five Percent on Behalf of Another
                  Person.

                           Not Applicable


Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                           Not Applicable


Item 8:           Identification and Classification of Members of the Group.

                           Not Applicable

Item 9:           Notice of Dissolution of Group.

                           Not Applicable

Item 10:          Certification.

                           Not Applicable



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CUSIP NO. 20902E106                                                Page 7 of 7


                                   Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February      , 1997

                                         MAFCO CONSOLIDATED GROUP INC.



                                         By:     /s/ Glenn P. Dickes
                                            -----------------------------------
                                            Name:    Glenn P. Dickes
                                            Title:   Vice President



                                         MAFCO HOLDINGS INC.



                                         By:     /s/ Glenn P. Dickes
                                            -----------------------------------
                                            Name:    Glenn P. Dickes
                                            Title:   Senior Vice President